

December 20, 2010

Steve Rogai
Chief Executive Officer
H & H Imports, Inc.
14044 Icot Boulevard
Clearwater, FL 33760

> **Re:** **H & H Imports, Inc.**
> **Registration Statement on Form S-1**
> **Filed November 23, 2010**
> **File No. 333-170778**
> **Form 8-K**
> **Filed June 4, 2010**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed May 24, 2010**
> **File No. 000-53539**

Dear Mr. Rogai:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that it has been more than nine months since you last amended your Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed on January 15, 2009. Please note that all comments on your Post-Effective Amendment to Registration Statement on Form S-1 will need to be fully resolved before we act on a request for acceleration of the effectiveness of the Form S-1.

Registration Statement Cover Page

2. Please use the registration cover page included in Form S-1 and check the box for an offering on a delayed or continuous basis pursuant to Rule 415 or advise.

Calculation of Registration Fee

3. Please reconcile footnote 1 in the third column, which states that the maximum offering price has been estimated pursuant to Rule 457(c) of the Securities Act of 1933 on the basis of the average bid and asked price of your common stock on November 16, 2010 for each class of securities to be registered, with footnote 2 in the third, fourth and fifth rows, which states that the proposed maximum offering price was estimated pursuant to Rule 457(g) of the Securities Act of 1933.

Prospectus Summary, page 1

Business Overview, page 1

4. Please revise to briefly disclose the principal products, if any, that you currently sell and clarify that you do not manufacture any of your products.

5. Please include in one of your introductory paragraphs your revenues, assets, and losses for the most recent audited period and interim stub. Also disclose that you have accumulated a deficit of $3,325,565 for the six months ended September 30, 2010. This snapshot will help investors evaluate the disclosure as they read the filing.

6. We note your disclosure on page 8 that your independent auditor's report expresses substantial doubt in your ability to continue as a going concern. To the extent that your independent auditor has expressed substantial doubt about your ability to continue as a going concern, please disclose it here.

7. Please revise to define the term "turnkey solution" on page 1.

Direct Response Marketing, page 1

8. Please remove your statement on page 1 that your management estimates the future prospects for growth in the direct response marketing industry is "favorable" as this is a subjective statement and cannot be measured.

Summary of the Offering, page 3

    9. In the Use of Proceeds section on page 3, please disclose the proceeds you may receive if all of the warrants are exercised. If applicable, please also provide a breakdown of the proceeds you intend to use for each item referenced here, such as sales and marketing expenditures. Please also revise the Use of Proceeds section accordingly.

Terms of the Offering with the Selling Security Holders, page 4

    10. Please revise this section for clarity to explain how the "warrants" issued under the 2010 Private Placement are different from the "underlying Series A, Series B and Series C warrants." Also define terms in the first instance that they are used, such as "Warrant."

Risk Factors, page 8

    11. Revise to include a risk factor to discuss the attendant risks of having defaulted on the 12% Senior Working Capital Notes at March 31, 2010.

    12. Revise to include a risk factor to discuss, to the extent material, the recent economic conditions and what impact these current market conditions may have on your ability to operate your business and obtain financing.

We may not be successful in finding or developing and marketing new products, page 9

    13. Please revise to clarify what you mean by "the competition for our services is intense." Alternatively, remove.

Our financial performance is dependent, page 10

    14. We note the disclosure that the majority of the products that you develop may fail to generate sufficient revenues. Please revise to clarify here, the Summary and the Business sections that you do not produce and manufacture your products.

The exercise of the warrants and options could negatively affect the market price, page 13

    15. Revise to disclose that additional issuances of common stock would result in dilution to existing shareholders.

Management's Discussion and Analysis or Plan of Operation, page 16

Overview, page 16

    16. Please clarify what you mean by "low cost providers" on page 16.

Results of Operations, page 16

17. We note that your discussion of line items does not provide underlying reasons for changes, and merely state the components of the change. Please provide an in-depth discussion of the Company's results of operations that provides further analysis and insight into the facts and circumstances responsible for changes in the various categories of revenues and expenses during the periods presented in the Company's financial statements. Your revised discussion should explain the factors responsible for any increases and/or decreases in the Company's most significant revenue and expense categories.

Results of Operations for the Period from Inception (October 16, 2009) through March 31, 2010, page 17

18. Please revise the second paragraph to disclose the terms of the conversion of the defaulted 12% Senior Working Capital Notes into shares of your common stock.

Business, page 21

Overview, page 16

19. Please revise to discuss the principal products, if any, that you currently sell and the means by which you try to sell these products.

20. Please reconcile your disclosure on page 21 that primarily all of your operations are conducted through TV Goods with your disclosure on the same page and on page 16 that all of your operations are conducted through TVG. To the extent that primarily all of your operations are conducted through one of your subsidiaries, please disclose such fact in your prospectus summary section. In addition, please discuss the operating history of your subsidiaries.

21. Please revise your disclosure on page 22 to state that it is your belief that media exposure of a direct response television campaign may reduce barriers to gain access to retail outlets.

22. We note that you use manufacturing services and distribution channels to develop and market your products. If you have contracts with your suppliers and distributors, please file such agreements as exhibits to the registration statement.

Recent Developments, page 22

23. Please revise your disclosure on page 22 to remove the reference to AllStar Products Group, LLC's other products as your non-binding agreement with AllStar Products Group LLC covers only the BrightFeet Lighted Slippers.

24. Please revise to remove the words "comfort" and "guiding" from page 22 as these terms appear to be marketing language.

25. We note your disclosure on page 22 that you obtained exclusive global marketing rights to BrightFeet Lighted Slippers on September 15, 2010 but that you do not anticipate entering into a definitive agreement until fiscal 2011. Please revise to clarify that your exclusive global marketing rights are dependent upon entering into a definitive agreement or advise.

26. Please revise to define the term "product tooling" in the last sentence in the second to last paragraph on page 22.

Competition, page 23

27. Please revise your disclosure on page 23 to state that it is your belief that "this format allows advertisers to reach an audience cost effectively while educating the consumer and rapidly creating product and brand awareness."

28. Please revise this section to clarify that there is no guarantee that you will achieve the growth potential with respect to the products that you help develop. Please also revise similar disclosure elsewhere in your filing.

29. Please remove the third and fourth sentences in the first paragraph of this section as it suggests that because some products have been successful, the products that you intend to sell will also be successful.

30. Please provide support to us for your statements on page 23 that direct response marketing accelerates the process for new products to be introduced to the consumer market, that future prospects for growth "remain favorable" and that the direct response marketing industry has experienced recent growth.

31. We note your disclosure on page 23 that the continued growth of satellite and cable subscribers has positioned direct response television as an effective marketing channel. Please revise this sentence to state that it is your belief.

32. Please revise to explain the statement on page 23 that "the eventual technological convergence of television and the internet has removed filters between the marketer and the customers, offering new levels of interactivity and customization."

Intellectual Property, page 23

33. We note your disclosure that you have applied for U.S. trademarks for "Napkin Millionaire." To the extent that "Napkin Millionaire" is a material part of your business, please describe "Napkin Millionaire."

Facilities, page 24

34. We note from your disclosure that your corporate offices located in Clearwater, FL appear to have scheduled rent increases from $6,420 through 2010 to $12,850 through 2013. In this regard, please tell us how you have accounted for the escalating payments within your financial statements and how your treatment complies with the guidance outlined in ASC 840-20-25.

35. Furthermore, please revise your notes to include a schedule detailing the minimum future rental payments on your noncancelable operating and capital leases, if any, as of the date of the latest balance sheet presented, in the aggregate and for each of the five succeeding fiscal years. Also, please disclose rent expense for each year an income statement is presented.

Management, page 25

Executive Officers, page 25

36. Please provide support to us that Mr. Harrington is widely acknowledged as the pioneer and principal architect of the infomercial industry. Alternatively, remove this sentence.

37. Please remove the fourth and fifth sentences from the description of Mr. Harrington's business experience section on page 25 as these sentences seem to go beyond the scope of Item 401(e)(1) of Regulation S-K.

38. We note your disclosure that the Shark Tank has been renewed for a second season to air in 2011. Please disclose whether Mr. Harrington will be working on the second season of Shark Tank and add a risk factor disclosing the risk of having your senior executive officer and chairman dividing his time between you and another business. Alternatively, remove the disclosure.

39. Please remove statements about Mr. Harrington's business experience that are subjective and cannot be measured. For example, on page 25 you state that he has been instrumental in over 500 product launches. Alternatively, explain his role in these product launches and provide the related support for such disclosure.

Directors, page 26

40. Please provide support to us that Mr. Cimino developed the forms and contracts that are now commonplace in the direct response industry.

Code of Ethics, page 27

41. Please state whether the code of ethics you have adopted is currently available on your website or filed as an exhibit with your annual report.

Involvement in Certain Legal Proceedings, page 28

42. Please remove the words "to the best of our knowledge" from this section as it is inappropriate to limit or qualify the disclosure in this section. We note that you are responsible for the disclosure in the registration statement.

Executive Compensation, page 29

43. Please revise to include the compensation paid to the individuals that served as your named executive officers and directors prior to the share exchange.

Certain Relationships and Related Transactions, page 30

44. Please describe your policies and procedures for the review, approval, or ratification of any transaction as required by Item 404(b) regarding transactions with related persons.

Description of Securities, page 33

45. Please revise to attribute the statement in the last sentence of the second paragraph to legal counsel as it is a legal conclusion. Alternatively, please remove the statement.

Report of Independent Registered Public Accounting Firm, page F-2

46. Please add "a development stage company" next to the company's name in the auditor's opinion.

47. We note in the second Risk Factor on page 8 you discuss that since inception and through September 30, 2010, you have continued to operate at a loss, and the report of your independent registered public accounting firm on your financial statements for the period ended March 31, 2010 includes an explanatory paragraph indicating that these conditions raise substantial doubt about your ability to continue as a going concern. However, we note that your auditors' report for TV Goods as of March 31, 2010 contains no such explanatory paragraph. Please correct this discrepancy in your next amendment.

Financial Statements for the period of inception (October 16, 2009) to March 31, 2010

Consolidated Statement of Operations, page F-17

48. We note the goodwill impairment of $320,000, and your disclosure in MD&A regarding the fact that during your first fiscal quarter on 2011, the Company evaluated the goodwill recognized related to its merger transaction completed in May 2010, totaling $320,000, and determined that goodwill was impaired and the entire balance was written off during the quarter. Please note that with respect to the reverse merger, we believe that it should have been treated as a recapitalization transaction at the historical cost basis of the net

assets acquired. Under recapitalization accounting, the equity of the acquiring enterprise should be presented as the equity of the combined enterprise; however the capital stock account of the acquiring enterprise is adjusted to reflect the par value of the outstanding stock of the legal acquirer after giving effect to the number of shares issued in the business combination. For periods prior to the reverse acquisition, the equity of the combined enterprise is the historical equity of the accounting acquirer prior to the merger restated using the share exchange ratio of the reverse merger. Shares retained by the legal acquirer would be reflected as an issuance as of the reverse merger date for the historical amount of the net assets of the acquired entity. The net assets acquired would not be adjusted to fair value since no "business" is actually being acquired and no goodwill would be recognized in the transaction. In this regard, we believe you should revise your presentation in the Company's financial statements to correctly reflect the net assets acquired and equity of the combined enterprise prior to and subsequent to the reverse merger in accordance with the accounting discussed above.

Note 2 – Basis of Presentation and Summary of Significant Accounting Policies, page F-20

Share-based payments, page F-24

49. Please revise your footnote to include all disclosures required by ASC 718-10-50 given that you adopted the 2010 Executive Equity Incentive Plan and 2010 Non Executive Equity Plan subsequent to the year-ended March 31, 2010 and have had significant grants of stock options since the adoption of the plans.

Note 3-Private Placement, page F 27, and Note 7-Subsequent Events, page F-31

50. We note that warrants were issued in connection with the private placements. Please tell us and revise the notes to your financial statements to explain how you valued and accounted for the issuance of the warrants. If no value was assigned to the warrants issued, please explain in detail why you believe the treatment used was appropriate, and to indicate the method used to calculate the number of shares that will be issued upon the exercise of the warrants. In addition, please provide all disclosures required by ASC 718-10-50 for the issuance of warrants subsequent to year-ended March 31, 2010. We may have further comment upon reviewing your response.

Note 4. Related Party Transactions, page F-27

51. In the third to the last Risk Factor, we note that your officers and directors own approximately 60% of the issued and outstanding common stock and as such could elect all directors, and dissolve, merge or sell your assets or otherwise direct your affairs. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control; impede a merger, consolidation, takeover or other business combination involving the Company, which, in turn, could depress the market price of your common stock. Please add disclosure in the notes to your audited financial

statements to indicate the percentage ownership interest that these parties will hold following completion of the offering and disclose their ability to exercise significant influence or control over the Company's operations. Refer to the requirements of ASC 850-10- 50-1.

52. We note from your disclosures that in May 2010, loans from the Chief Executive Officer were formalized through the issuance of a convertible promissory note. Please tell us and revise the notes to the Company's financial statements to indicate how the conversion price was calculated or determined and how the conversion feature was accounted for in the Company's financial statements.

Note 5-Notes Payable, page F-29

53. We note that the 12 % Senior Working Capital Notes were in default at March 31, 2010, and as a result of becoming immediately callable, the unaccreted balances and Note discount were charged to interest expense. During the first fiscal quarter, the Company entered into a series of Amendment and Exchange Agreements, modifying the terms and conditions of their 12% Senior Working Capital Notes and Revenue Participation Agreements, which totaled $687,500. In May 2010, concurrent with the completion of the Merger Agreement, the Senior Working Capital Notes totaling $687,500 were converted into 10,307,345 common shares. Also, as provided in the amended note agreements, upon conversion, the note holders were paid interest through December 2010, the maturity date. The interest payment, made in cash, totaled $84,379. Please tell us and expand your disclosure to describe in detail, all the facts and circumstances, including the terms surrounding the conversion and how it was accounted for in the company's financial statements. We may have further comment upon reviewing your response.

Note 7-Subsequent Events, page F-31

54. Reference is made to your disclosures regarding the purchase of membership interests for $500,000 in connection with the Sleek Agreement. Please tell us and expand your disclosure to discuss your planned accounting treatment for such membership interests within your financial statements and explain why you believe such treatment is appropriate. As part of your response, discuss any authoritative guidance you relied upon which supports the basis your conclusions.

55. Reference is made to your disclosure regarding the binding MOU with Omni Reliant Holdings in which you agreed to purchase the rights and properties to a line of cleaning and cleaning related products in exchange for in consideration of $250,000 in cash and common shares with a fair value of $250,000. Please tell us and expand your footnote to disclose your planned accounting treatment for such rights within your financial statements and explain why you believe such treatment is appropriate. As part of your response, discuss any authoritative guidance that you relied upon which supports the basis for your conclusions.

Other

56. In a Form 8-K filed November 26, 2010, you disclose that, prior to the Corporation's merger with TV Goods Holding Corporation ("TV Goods"), TV Goods advanced $135,000 (the "Advance") to TV Goods.com, LLC ("TVG"). Tim Harrington, the brother of the Corporation's chairman, Kevin Harrington, is an officer of TVG. At November 22, 2010 the current outstanding amount of the Advance with accrued interest was $151,400.55. Effective November 23, 2010 (the "Effective Date") Kevin Harrington satisfied the Advance by returning 841,114 shares of the Corporation's common stock (the "Shares") held by Kevin Harrington to the Corporation's treasury. The Shares were cancelled. The Shares were valued at $0.18 per share which is the market price as of November 22, 2010 as reported by the OTCBB, the date immediately preceding the Effective Date. The Corporation accepted the Shares in full satisfaction of the Advance. Please revise your subsequent events footnote to include your accounting for this transaction.

Undertakings, page II-5

57. Please revise to include the undertaking exactly as it appears in Item 512(a) of Regulation S-K.

Signatures, page II-6

58. Please revise to have Mr. Rogai sign in his individual capacity as the principal executive officer, principal financial officer, and principal accounting officer.

Exhibit List

59. Please revise the Exhibit List to include all the exhibits in your registration statement.

Exhibit 3.3

60. Please include the amendment to your articles of incorporation dated August 5, 2010 in your next amendment to your Form S-1. We note that you list this document as being incorporated by reference to your Schedule 14C Definitive Information Statement filed on July 8, 2010.

Form 8-K Filed on June 4, 2010

61. We note that you indicate under Item 9.01(b) of the Form 8-K that pro forma financial information was to be filed; however, we were unable to find the related amended Form 8-K. In this regard, please file the requisite pro forma information or advise us of why you believe such information was not required to be filed. We may have further comment upon reviewing your response.

Form 10-K for Fiscal Year Ended February 28, 2010

Directors, Executive Officers, Control Persons, and Corporation Governance, page 8

Director Compensation, page 10

    62. Please confirm that in future filings you will include a director compensation table and disclose your compensation of directors pursuant to Item 402(r) of Regulation S-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Effie Simpson at (202) 551-3346 or Jean Yu at (202) 551-3306 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Via facsimile: (954) 523-7009
         Brian Pearlman, Esq.
         Quintairos, Prieto, Wood & Boyer, PA